McLaughlin & Stern, llp

steven w. schuster	260 Madison Avenue	Millbrook Office
Partner	New York, New York 10016	Franklin Avenue
Direct Phone: (212) 448-6216	(212) 448–1100	P.O. Box 1369
Direct Fax: 1(800) 203-1556	Fax (212) 448–0066	Millbrook, New York 12545
E–Mail: sschuster@mclaughlinstern.com		(845) 677–5700
Fax (845) 677–0097

June 22, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China YCT International Group, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2011

Filed on September 9, 2011 and amended on December 19, 2011 and June 8, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed on September 9, 2011 and amended on September 12, 2011 and June 12, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed on November 14, 2012 and amended on June 12, 2012

Form 10-Q for the Quarterly Period Ended December 31, 2011

Filed on February 16, 2012 and amended on June 13, 2012

File No. 000-53600

Dear Mr. Rosenberg:

On behalf of our client, China YCT International Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 15, 2012, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended March 31, 2011 filed on September 9, 2011 (File No. 000-53600) (the “10K”) and the three quarterly reports on Form 10Q for the periods ending June 30, 2011, September 30, 2011 and December 31, 2011. . For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

General

1.Please amend your Form 10-K/A for the period ended March 31, 2011 and Forms 10-Q/A for the quarterly periods ended June 30, 2011, September 30, 2011, and December 31, 2011 to clearly mark the entire affected columns in your disclosure as “restated.” Please ensure that this includes not only financial statement disclosures but also MD&A and notes to the financial statements as well.

We will mark the entire affected columns in our disclosure as “restated” instead of marking the individual numbers as “restated” in the financial statements. We will also ensure that we mark the entire affected columns in MD&A and notes to the financial statements as well.

2. Please amend your Form 10-K/A for the period ended March 31, 2011 and Forms 10-Q/A for the quarterly periods ended June 30, 2011, September 30, 2011, and December 31, 2011 to include financial statement disclosures required under ASC 250-10-50-7 as previously requested in comment 3 of our letter dated March 22, 2011.

We will add a note 3 to include the following disclosure in Form 10-K/A for the period ended March 3, 2011 and Forms 10-Q/A for the quarterly periods ended June 30, 2011, September 30, 2011, and December 31, 2011:

1)	Note 3 included in the Form 10-K/A for the period ended March 3, 2011

NOTE 3 - RESTATEMENT OF FINANCIAL STATEMENTS

On April 4, 2012, the Audit Committee of the Board of Directors, based on discussions with management, concluded that the Company would restate its consolidated financial statements for the year ended March 31, 2011 to correct the following error:

•	On February 28, 2011, we acquired a US patent which was accounted for as an acquisition of an asset. However, we recognized as part of the patent’s value the contingent consideration in the form of additional common stock that could be issued to the seller of the patent. Therefore, we overstated the fair value of the patent as recorded as the value for our intangible assets on the balance sheet for the year ended March 31, 2011. As a result, we adjusted the value of the intangible assets to reduce the value of the intangible asset by $23,391,902; we made an adjustment to reduce the contingent liability associated with the unissued shares by $23,391,902; we made an adjustment to reduce by $196,571 the amortization expense and accumulated amortization due to the lower value of the US patent; we also made an adjustment to increase by $49,143 of income tax due to the lower amortization expense.

•	The income per share of $0.32 per share was incorrectly calculated by using the comprehensive income instead of using the net income. We corrected the earnings per share from $0.32 per share to $0.29 per share.

The effect of the adjustments on the consolidated statement of operations for the year ended March 31, 2011 is to increase net income attributable to common shares by $147,428. The effect of the adjustments on net income per common share from operations for the year ended March 31, 2011 is zero.

China YCT International Group, Inc.

Consolidated Balance Sheet

China YCT International Group, Inc.

Consolidated Income Statement

China YCT International Group, Inc.

Consolidated Statement of Cash Flows

2)	Note 3 included in the Form 10-Q/A for the quarterly periods ended June 30, 2011:

NOTE 3 - RESTATEMENT OF FINANCIAL STATEMENTS

On April 4, 2012, the Audit Committee of the Board of Directors, based on discussions with management, concluded that the Company would restate its consolidated financial statements for the quarter ended June 30, 2011 in conjunction with the restatement of the financial statements for the year ended March 31, 2011 to correct the following errors:

•	On February 28, 2011, we acquired a US patent which was accounted for as an acquisition of an asset. However, we recognized as part of the patent’s value the contingent consideration in the form of additional common stock that could be issued to the seller of the patent. Therefore, we overstated the fair value of the patent as recorded as the value for our intangible assets on the balance sheets since the year ended March 31, 2011. As a result, we adjusted the value of the intangible assets to reduce the value of the intangible asset by $22,761,679 at June 30, 2011; we made adjustment to reduce the contingent liability associated with the unissued shares by $23,391,902 at June 30, 2011;

•	We did not accrue the amortization expense for the acquired US patent for the three month ended June 30, 2011 due to the uncertainty about continuing the contract. Therefore, we made an adjustment to increase by $825,597 the amortization expense and accumulated amortization for the US patent based on its restated value. We also made an adjustment to decrease by $157,256 the income tax based on the restated net income.

The effect of the adjustments on the consolidated statement of operations for the three months ended June 30, 2011 is to decrease net income attributable to common shares by $619,198. The effect of the adjustments on net income per common share from operations for the three month ended June 30, 2011 is a $0.01 decrease in net income per common share.

China YCT International Group, Inc.

Consolidated Balance Sheet

China YCT International Group, Inc.

Consolidated Income Statement

China YCT International Group, Inc.

Consolidated Statement of Cash Flows

3)	Note 3 included in the Form 10-Q/A for the quarterly periods ended September 30, 2011:

NOTE 3 - RESTATEMENT OF FINANCIAL STATEMENTS

On April 4, 2012, the Audit Committee of the Board of Directors, based on discussions with management, concluded that the Company would restate its consolidated financial statements for the quarter ended September 30, 2011 in conjunction with the restatement of the financial statements for the year ended March 31, 2011 to correct the following errors:

•	On February 28, 2011, we acquired a US patent which was accounted for as an acquisition of an asset. However, we recognized as part of the patent’s value the contingent consideration in the form of additional common stock that could be issued to the seller of the patent. Therefore, we overstated the fair value of the patent as recorded as the value for our intangible assets on the balance sheets since the year ended March 31, 2011. As a result, we adjusted the value of the intangible assets to reduce the value of the net intangible asset by $19,415,324 at September 30, 2011; we made an adjustment to reduce the contingent liability associated with the unissued shares by $23,391,902 at September 30, 2011; we adjusted our amortization expense for the US patent based on its restated value by a decreased amount of $553,057 for the quarter ended September 30, 2011; we also made an adjustment to recognize $2,765,992 for the issuance of additional 11,063,968 shares by the increase in the value of the patent and the increase in the other liability.

•	We reversed $1,415,308 amortization expense recorded during the six month ended September 30, 2011. During the three month period ended June 30, 2011, we did not accrue any amortization expense for the US patent due to the uncertainty about the US patent contract. Therefore, during the six month period ended September 30, 2011, we made an adjustment to accrue $1,415,308 of amortization expense for the three month period ended June 30, 2011. Because we have restated the amortization expense for the three month period ended June 30, 2011, we need to reverse this entry to reflect the correct amount of the amortization and accumulated amortization for the US patent.

We also adjusted income tax by an increase of $285,693 of income tax based on the restated net income for the six month period ended September 30, 2011. The effect of the adjustments on the consolidated statement of operations for the six month period ended September 30, 2011 is to decrease net income attributable to common shares by $857,075. The effect of the adjustments on net income per common share from operations for the six month period ended September 30, 2011 is a $0.02 increase in net income per common share.

China YCT International Group, Inc.

Consolidated Balance Sheet

China YCT International Group, Inc.

Consolidated Income Statement

China YCT International Group, Inc.

Consolidated Statement of Cash Flows

4)	Note 3 included in the Form 10-Q/A for the quarterly periods ended December 31, 2011:

NOTE 3 - RESTATEMENT OF FINANCIAL STATEMENTS

On April 4, 2012, the Audit Committee of the Board of Directors, based on the discussion with the management, concluded that the Company would restate its consolidated financial statements for the quarter ended September 30, 2011 in conjunction with the restatement of the financial statements for the year ended March 31, 2011 to correct the following errors:

•	On February 28, 2011, we acquired a US patent which was accounted for as an acquisition of an asset. However, we recognized as part of the patent’s value the contingent consideration in the form of additional common stock that could be issued to the seller of the patent. Therefore, we overstated the fair value of the patent as recorded as the value for our intangible assets on the balance sheets since the year ended March 31, 2011. As a result, we adjusted the value of the intangible assets to reduce the value of the net intangible asset by $19,154,089 at December 31, 2011; we made adjustment to reduce the contingent liability associated with the unissued shares by $23,391,902 at December 31, 2011; we adjusted our amortization expense for the US patent based on its restated value by a decreased amount of $1,622,515 for the nine month ended December 31, 2011; we also made an adjustment to recognize $3,319,135 of derivative liability with an offsetting entry of other expense caused by an amended contract term of the US patent.

We also increased by $405,630 the income tax based on the restated net income for the nine month period ended December 31, 2011.

The effect of the adjustments on the consolidated statement of operations for the nine month period ended December 31, 2011 is to decrease net income attributable to common shares by $2,102,250. The effect of the adjustments on net income per common share from operations for the nine month period ended December 31, 2011 is $0.03 decrease in net income per common share.

China YCT International Group, Inc.

Consolidated Balance Sheet

China YCT International Group, Inc.

Consolidated Income Statement

China YCT International Group, Inc.

Consolidated Statement of Cash Flows

Form 10-K/A for the Fiscal Year Ended March 31, 2011

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please tell us why your auditors did not revise their report to dual date it for their consideration of your restatement and the additional disclosures requested in the preceding comment.

Our auditor will reissue an audit report to dual date it for their consideration of our restatement with an additional disclosure. Our auditor was waiting for the SEC staff’s comment on the amendment issues and dual dated the audit report on the finalized amendments.

Our auditor’s reissued audit report is as followed:

Report of Independent Registered Public Accounting Firm

To Board of Directors of China YCT International Group Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a) (1) present fairly, in all material respects, the financial position of China YCT International Group Inc. at March 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3 to the consolidated financial statements, the financial statements for the year ended March 31, 2011 have been restated for the correction of errors.

/s/ GZTY CPA GROUP, LLC

GZTY CPA Group, LLC

August 8, 2011, except for Note 3 as to which the date is June 22, 2012.

Metuchen, NJ

Note 8 – Intangible Assets, Net, page F-14

4.	Please amend your Form 10-K/A for the period ended March 31, 2011 to explain why the book value of Patent 1 increased from March 31, 2010 to March 31, 2011, as previously requested in comment 3 of our letter dated September 19, 2011.

We will include the following disclosure in the note 8 for the patent 1 in our amended 10K/A for the period ended March 31, 2011.

The increase of the book value of Patent 1 in the amount of $277,402 resulted from the foreign exchange gain due to currency exchange rate fluctuations. The book value of the patent was $7,016,045 and $6,738,643 at March 31, 2011 and 2010, respectively. The RMB verses USD$ exchange rates was changed to 6.5564 at December 31, 2011 from 6.8263 at March 31, 2010. The difference is calculated as follows:

Patent 1 USD $7,016,045 at March 31, 2011 = RMB ¥46M / FX Rate 6.5564

Patent 1 USD $6,738,643 at March 31, 2010 = RMB ¥46M / FX Rate 6.8263

Difference in USD $277,402 = USD $7,016,045 at March 31, 2011 − USD $6,738,643 at March 31, 2010

Note 10 – Income Taxes, page F-15

5.	We acknowledge your response to previous comment 2. The fact that you are a holding company that does not have any U.S. operating activities does not necessarily negate an obligation to pay U.S. income taxes on repatriated earnings from foreign subsidiaries. Given that your Chinese operations are profitable, as previously requested, please revise your disclosure to indicate why you do not record U.S. income taxes on your foreign earnings. To the extent that you do not record U.S. deferred taxes for temporary differences related to investments in your Chinese operations because you permanently reinvest those earnings, please amend your filing to so state and disclose the amount of the unrecognized deferred tax liability or provide a statement that the determination of this amount is not practicable. Please see ASC 740-10-25-3a and ASC 740-30-50-2c.

We will revise our disclosure to include the follows in the Note 10 – Income Tax in the note to the financial statements for the year ended March 31, 2011:

Note 10 - Income Tax:

China YCT International, Inc. is a parent company of Shandong Spring Pharmaceutical Co., Ltd and does not have any operating activities. Shandong Spring Pharmaceutical Co., Ltd registers and operates in China, therefore, is a foreign subsidiary of China YCT International Inc. The financial results of the Shandong Spring Pharmaceutical Co. Ltd are consolidated with China YCT International, Inc. For the year ended March 31, 2011, the operating subsidiary in China resulted in net income of $10.2 million and the Company’s accumulated earnings at March 31, 2011 was in amount of $30.2 million.

According to the current US tax law, these earnings will be subject to US corporate tax if they are repatriated to US parent company through either dividend or other income paid to the controlling US parent. Per ASC 740-30-25-3, although the earnings of foreign subsidiary are not currently repatriated to the US parent company, it shall be presumed that all undistributed earnings of a subsidiary will be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference.

However, ASC 740-30-25-3 and ASC 740-30-25-18 also indicate certain exceptions to the rules above. It said, the temporary difference will not be recognized if an excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiary that is essentially permanent in duration.

The Company determined that the earnings will not be repatriated to US parent company and will be permanently invested in Shandong Spring Pharmaceutical Co. Ltd based on the following reasons:

•	The Company hasn’t historically distributed any dividends since its inception.

•	The Company has a plant expansion plan for its Hualiyuan production line and a new drug that they will get a permit to produce beginning with the next year; and this plant expansion will take several years to be accomplished.

•	The Company plans to acquire new patents and use rights in the next few years; the company need funding for all these projects.

With all these commitments, the earnings of the foreign subsidiary will not repatriated to US parent company and will be invested indefinitely in the Shandong Spring Pharmaceutical Co., Ltd. Therefore, we do not recognize the temporary difference and the deferred tax liability.

If the circumstance is changed in the future and the company needs to recognize the temporary difference and the deferred tax liability, the deferred tax liability to the US corporate tax would be the income subjected to the US tax rate minus the Foreign Tax Credits.

ASC 740-30-50-2c requires the disclosure of the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable. In our case, the determination is not practicable as we cannot determine the amount of the income which subjected to the US tax.

Form 10-Q/A for the Quarterly Period Ended June 30, 2011

Financial Statements

Condensed Consolidated Statement of Operations, page 5

6.	It appears based on the amounts presented in your original and restated financial statements for the quarter and six months ended September 30, 2011 that your original financial statements for the quarter ended June 30, 2011 did not include any amortization for US Patent No. 6,475,531 B1. If true, please amend your filing to ensure that your disclosure under ASC 250-10-50-7 for this period properly identifies the correction for this error as well.

It is true that for the quarter ended June 30, 2011, we didn’t accrue any amortization for US Patent No.6,475,531 B1 because there was an uncertainty if we would re-negotiate with the owner of the patent for exchange of another patent. When it was determined that we would keep the patent for a determined period, we made an adjustment to accrue $1,415,308 of amortization expense for the quarter ended June 30, 2011 during the six month ended September 31, 2011. We have included the disclosure for the correction of this error for the quarter ended June 30, 2011 and for the reversal of such accrual during the six month ended September 30, 2011. The follows were added to the disclosures:

The disclosure included in the 10Q/A for the quarterly period ended June 30, 2011:

•	We didn’t accrue the amortization expense for the acquired US patent for the three month ended June 30, 2011 due to the uncertainty about the continuing of the contract. Therefore, we made an adjustment to increase $825,597 of amortization expense and accumulated amortization for the US patent based on its restated value. We also made an adjustment to decrease $157,256 of income tax based on the restated net income.

The disclosure included in the 10Q/A for the quarterly period ended September 30, 2011:

•	We reversed $1,415,308 amortization expense recorded during the six month ended September 30, 2011. During the three month ended June 30, 2011, we didn’t accrue any amortization expense for the US patent due to the uncertainty about the US patent contract. Therefore, during the six month ended September 30, 2011, we made an adjustment to accrue $1,415,308 of amortization expense for the three month ended June 30, 2011. Because we have restated the amortization expense for the three month ended June 30, 2011, we need to reverse this entry to reflect the correct amount of the amortization and accumulated amortization for the US patent.

Form 10-Q/A for the Quarterly Period Ended December 31, 2011

Note 12 – Derivative Liability, page 17

7. Please amend your filing to revise your statement in the third paragraph on page 18 to also address whether there were any events that increased the probability of failing to reach the financing target. Your current disclosure only addresses your belief that there were no events that would decrease the probability of failing to reach the financing target.

We will amend the third paragraph on page 18 to also address the events that, if any of them occur, will increase the probability of failing to reach the financing target. We also identified the events that, if any of them occur, will increase the probability of failing to reach the financing target. These events include but not limited to the following:

•	Both the Company and L.Y. Research Corp, for any reason, determine that they are not willing to continue the contract and terminate the contract before the contract expires;
•	The placement agent,, for any reason, discontinues its effort to complete the financing for the Company;
•	The financial market for private placements for Chinese companies whose securities are registered in the United States remains weak or becomes less attractive before the end of the period for completing the financing, and the placement agent informs the Company that the financing target is unlikely to be met before October 21, 2012;
•	The Company and the placement agent are unable to agree on terms for the financing.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Very truly yours,

/s/ Steven Schuster

Steven W. Schuster